Exhibit 99.4

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release. The information contained in this news release is unaudited. This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release. The information contained in this news release is unaudited.

BCE reports third quarter 2024 results

•Consolidated adjusted EBITDA1 growth of 2.1% in Q3 2024 compared to Q3 2023, delivering 1.7 percentage-point increase in adjusted EBITDA margin2 to 45.6% – highest quarterly margin in more than three decades
•Net loss of $1,191 million with net loss attributable to common shareholders of $1,237 million, or $1.36 per common share, attributable to approximately $2.1 billion in non-cash media asset impairment charges; adjusted net earnings1 of $688 million yielded adjusted EPS1 of $0.75, down 7.4%
•Free cash flow1 increased 10.3% to $832 million; cash flows from operating activities down 6.1% to $1,842 million
•158,412 total mobile phone and connected device net activations3, including highest quarterly prepaid net activations in five years of 69,085, up 187%
•42,415 total retail Internet net subscriber activations3 contributed to 5% Internet revenue growth – best quarterly growth rate since Q2 2023
•Bell Media revenue up 10.1% with 25.1% adjusted EBITDA growth; digital revenue4 up 19% as digital platforms and advertising technology continue to drive strong growth
•Updating 2024 revenue guidance to reflect lower-than-anticipated product revenue and sustained competitive wireless pricing pressures; all other financial guidance targets for 2024 remain unchanged

MONTRÉAL, November 7, 2024 – BCE Inc. (TSX, NYSE: BCE) today reported results for the third quarter (Q3) of 2024.

“Bell’s results for the third quarter demonstrate that we are disciplined in our pursuit of profitable growth in an intensely competitive environment,” said Mirko Bibic, President and CEO of BCE and Bell Canada.

“Our focus this quarter, and throughout 2024, has been to attract higher-margin subscribers and reduce costs to help offset short-term revenue impacts from sustained competitive pricing pressures, slow economic growth and a media advertising market that is in transition. Our results demonstrate the success of this approach with 2.1% adjusted EBITDA growth and our highest adjusted EBITDA margin since the early 1990’s of 45.6%.

In wireless, all of our new postpaid customer net additions this quarter were on the main Bell brand, as we remain committed to balancing customer acquisition with profitability. We’re continuing to see a clear preference for fibre with 42,415 total retail Internet net subscriber activations, contributing to 5% Internet revenue growth – the best quarterly growth rate since Q2

2023. On the Bell Media side, digital platforms and advertising technology continues to drive strong growth with digital revenue up 19%.

The Bell team is continuing to drive cost savings across the organization, with a focus on expanded digital and AI capabilities, modernizing our tools and systems while continuing to deliver a meaningful customer experience more efficiently and cost-effectively.

Looking ahead to the end of the year, we have updated our revenue guidance to reflect lower-than-anticipated product revenue in the first nine months of the year and sustained competitive wireless pricing. All other financial guidance targets for 2024 remain unchanged, as we continue to do the work needed to align our cost structure with the revenue profiles of our businesses.”
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1 Adjusted EBITDA is a total of segments measure, adjusted net earnings and free cash flow are non-GAAP financial measures and adjusted EPS is a non-GAAP ratio. Refer to the Non-GAAP and Other Financial Measures section in this news release for more information on these measures.
2 Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on adjusted EBITDA margin.
3 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on subscriber (or customer) units.
4 Digital revenues are comprised of advertising revenue from digital platforms including web sites, mobile apps, connected TV apps and out-of-home (OOH) digital assets/platforms, as well as advertising procured through Bell digital buying platforms and subscription revenue from direct-to-consumer services and video-on-demand services.

KEY BUSINESS Developments

Driving transformation and growth through new business transactions
•BCE announced its intent to acquire Ziply Fiber, the leading fibre Internet provider in the Pacific Northwest of the United States for C$5.0 billion to accelerate its growth in fibre in the underpenetrated U.S. market. The acquisition is expected to close in the second half of 2025, at which time, over 1.3 million fibre locations will be added to Bell’s fibre footprint for a total of nine million across the two countries, with an objective to reach over 12 million by the end of 2028.
•BCE announced the sale of its 37.5% ownership stake in MLSE for C$4.7 billion to Rogers Communications Inc. (Rogers). The sale is expected to close in mid-2025 subject to relevant sports league and other customary approvals. In addition, Bell Media secured access to content rights for the Toronto Maple Leafs and Toronto Raptors on TSN for the next 20 years through a long-term agreement with Rogers, also subject to league approvals. TSN will also continue to broadcast Toronto Argonauts and Toronto FC games through independent agreements with the respective leagues.
•FX Innovation, a Bell Canada company, acquired Montréal-based HGC Technologies Inc. (HGC). With HGC’s team of ServiceNow experts, the acquisition strengthens FX Innovation’s expertise in process automation, cloud technologies, and digital transformation and builds on our acquisitions of Stratejm and CloudKettle in July, 2024.

Innovative partnerships delivering new solutions to customers
•Bell expanded its exclusive, multi-year partnership with Hyundai Motor Group, leveraging Bell's IoT connectivity to provide Canadian customers with advanced, in-car connected infotainment services.
•Bell announced a collaboration with MacLean Engineering, the world's largest Canadian-based manufacturer of underground mining equipment, to advance the next generation of mining operations in Canada with Bell’s Private Mobile Network at the MacLean Research & Training Facility.
•In a strategic private sector partnership, Bell, along with Google, Desjardins, and the Fonds de solidarité FTQ, will collectively invest C$5.25 million into Ax-C, a Montréal-based hub for innovative entrepreneurship created by École de technologie supérieure, that will open in 2025. The investment will build a strong and dynamic ecosystem dedicated to the growth of startups in Québec.

Delivering the most compelling content
•Bell Media announced the expansion of its landmark partnership with Warner Bros. Discovery for the Canadian market, extending Crave for multiple years as the exclusive home of HBO and Max content. Bell Media and Warner Bros. Discovery also confirmed that they have settled all matters in their recent dispute regarding Bell Media’s suite of Discovery-branded channels.
•Bell Media secured a content and licensing agreement with NBCUniversal Global TV Distribution bringing popular channels, USA Network and Oxygen True Crime to Canada starting January 1, 2025. Also on January 1, existing specialty channels Animal Planet, Discovery Science and Discovery Velocity rebrand to CTV Wild, CTV Nature and CTV Speed respectively. A selection of popular shows from USA Network and Oxygen True Crime, along with all new series from both channels, will also be available for streaming on Crave.
•CTV has renewed The Amazing Race Canada for an eleventh season after closing out its tenth year as Canada’s most-watched summer series among adults 25-54 and a season average of 1.3 million viewers.
•Bell Media announced that its TSN and RDS services, featuring live sports, are now available on Prime Video Channels in Canada, as well as Bell Media’s Crave streaming service.

Championing the customer experience
•Hadeer Hassaan was appointed Bell’s first Chief Customer Experience Officer. The role builds on Bell’s strategic imperative to champion customer experience and reinforces our customer-first approach in everything we do and our objective to create meaningful experiences across all channels.

Bell for Better
•On World Mental Health Day (October 10, 2024), Bell announced a commitment of $10 million in 2025 towards mental health initiatives and to help address the youth mental health crisis. Bell Let’s Talk also confirmed that Bell Let's Talk Day (January 22, 2025) will focus on youth mental health and will include a text-to-donate campaign where Canadians can give $5 by text with Bell matching all donations up to a total of $1 million, as part of its $10 million mental health commitment in 2025. The Bell Let’s Talk Community Fund announced 75 new grant recipients for 2024. Since the launch of the Fund in 2011, more than 1,175 organizations from across the country have received grants totalling over $22 million.

BCE RESULTS

Financial Highlights

($ millions except per share amounts) (unaudited)	Q3 2024	Q3 2023	% change
BCE
Operating revenues	5,971	6,080	(1.8%)
Net (loss) earnings	(1,191)	707	n.m.
Net (loss) earnings attributable to common shareholders	(1,237)	640	n.m.
Adjusted net earnings	688	741	(7.2%)
Adjusted EBITDA	2,722	2,667	2.1%
Net (loss) earnings per common share (EPS)	(1.36)	0.70	n.m.
Adjusted EPS	0.75	0.81	(7.4%)
Cash flows from operating activities	1,842	1,961	(6.1%)
Capital expenditures	(954)	(1,159)	17.7%
Free cash flow	832	754	10.3%

n.m.: not meaningful

“BCE’s Q3 results demonstrate our continued transformation efforts to drive long-term cost efficiencies and profitable subscriber growth while making strategic M&A transactions to lean into our core strengths,” said Curtis Millen, Chief Financial Officer of BCE and Bell Canada.

“Adjusted EBITDA grew 2.1%, driving a 1.7 percentage-point increase in margin to 45.6%, our highest quarterly margin in more than three decades. We saw a 4.8% reduction in operating costs this quarter, demonstrating our strong focus on driving costs out of the business. We also continue to reduce our capital expenditures, which were down $205 million in Q3, bringing year-to-date capex savings to more than $600 million and contributing to 10.3% higher free cash flow this quarter.

Given lower-than-anticipated product revenue and sustained wireless price compression over the past year, which has increasingly put pressure on mobile phone blended ARPU, we have revised our revenue guidance for 2024 downward from a range of 0% to 4% previously to a decline of approximately 1.5%. All other financial guidance targets for 2024 remain unchanged.

BCE’s balance sheet remains well-positioned with $4.4 billion of available liquidity and pension plan solvency surpluses. As we move through the rest of the year and into 2025, we will remain focused on continued cost efficiency and margin-accretive subscriber growth, strengthening our future financial performance.”

•BCE operating revenues were $5,971 million in Q3 2024, down 1.8% compared to Q3 2023, due to a 14.3% decrease in product revenue to $685 million. Service revenue was essentially stable, up 0.1% to $5,286 million, as growth at Bell Media was effectively offset by a year-over-year decline at Bell Communication and Technology Services (Bell CTS).
•Net earnings decreased $1,898 million, resulting in a net loss of $1,191 million in Q3 2024, and net loss attributable to common shareholders totalled $1,237 million, or $1.36 per share, compared to net earnings attributable to common shareholders of $640 million, or $0.70 per share, in Q3 2023. The year-over-year declines were due to non-cash asset impairment charges totalling $2,113 million, mainly related to Bell Media’s TV and radio properties to reflect a further decline in advertising demand and spending in the traditional advertising market, as well as to higher interest expense and higher severance, acquisition and other costs. These factors were partly offset by lower income taxes, lower other expense and higher adjusted EBITDA. Adjusted net earnings were down 7.2% to $688 million, resulting in a 7.4% decrease in adjusted EPS to $0.75.
•Adjusted EBITDA grew 2.1% to $2,722 million, reflecting increases of 25.1% at Bell Media and 0.2% at Bell CTS. BCE’s consolidated adjusted EBITDA margin increased 1.7 percentage points to 45.6% from 43.9% in Q3 2023. This result was driven by a 4.8% reduction in operating costs reflecting lower cost of goods sold from decreased sales of low-margin products in the quarter, decreased labour costs attributable to workforce reduction initiatives undertaken over the past year and permanent closures of The Source stores as part of our strategic distribution partnership with Best Buy Canada, as well as technology and automation-enabled operating efficiencies across the organization.
•BCE capital expenditures were $954 million, down 17.7% from $1,159 million last year, corresponding to a capital intensity5 of 16.0%, compared to 19.1% in Q3 2023. The year-over-year decrease is consistent with a planned reduction in capital spending attributable to slower new pure fibre footprint expansion and reflects efficiencies realized from prior investments in digital transformation initiatives.
•BCE cash flows from operating activities were $1,842 million, down 6.1% from Q3 2023, reflecting lower cash from working capital due mainly to the timing of supplier payments, higher interest paid and higher severance and other costs paid, partly offset by decreased cash taxes due to the timing of tax instalment payments and higher adjusted EBITDA.
•Free cash flow increased 10.3% to $832 million from $754 million in Q3 2023, driven by lower capital expenditures, despite decreased cash flows from operating activities excluding acquisition and other costs paid.
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5 Capital intensity is defined as capital expenditures divided by operating revenues. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on capital intensity.

OPERATING RESULTS BY SEGMENT

Bell Communication and Technology Services6 (Bell CTS)

•Total Bell CTS operating revenues in Q3 2024 decreased 3.3% to $5,280 million compared to Q3 2023, due to both lower product and service revenue.
•Service revenue was down 1.4% to $4,595 million, reflecting ongoing declines in legacy voice, data and satellite TV services, greater acquisition, retention and bundle discounts on residential services compared to Q3 last year, and lower mobile phone blended average revenue per user (ARPU)7,8,9. These factors were partly offset by expansion of our mobile phone, mobile connected device and retail Internet and IPTV subscriber bases, increased sales of business solutions services to large enterprise customers, as well as the financial contribution from acquisitions made over the past year including Stratejm and CloudKettle to strengthen Bell Business Markets’ managed cybersecurity and Salesforce digital workflow automation capabilities.
•Product revenue decreased 14.3% to $685 million, due to a reduction in consumer electronics revenue from The Source attributable to permanent store closures and conversions to Best Buy Express as part of our strategic distribution partnership with Best Buy Canada as well as soft overall consumer electronics market demand, lower mobile device contracted sales transaction volumes, and lower telecom data equipment sales to large business customers mainly reflecting the timing of sales.
•Bell CTS adjusted EBITDA grew 0.2% to $2,468 million, yielding a 1.6 percentage-point margin increase to 46.7% from 45.1% in Q3 2023. This was driven by a 6.2% reduction in operating costs reflecting lower cost of goods sold from decreased low-margin product sales in the quarter, decreased labour costs attributable to workforce reduction initiatives undertaken over the past year and permanent closures of The Source stores, as well as technology and automation-enabled operating efficiencies across the organization.
•Postpaid mobile phone net subscriber activations totaled 33,111, down 76.8% from 142,886 in Q3 2023 — Q3 2023 being our second-best Q3 result since 2010. The decrease was due to higher mobile phone postpaid customer churn10, which increased to 1.28% from 1.10% in Q3 2023, reflecting greater competitive market activity and promotional offer intensity compared to last year, as well as 11.6% lower gross subscriber activations due to more targeted promotional offers and mobile device discounting compared to last year given a greater focus on higher-value subscriber loadings, a decline in foreign student volumes reflecting government-imposed student visa caps, lower contribution from The Source given store conversions to Best Buy Express, and lower business customer demand attributable to cost rationalization initiatives.
•Bell’s prepaid mobile phone net subscriber activations were 69,085, up from 24,044 in Q3 2023, representing our best quarterly result since Q3 2019. The year-over-year increase was the result of 18.7% growth in gross activations, driven by expanded retail distribution and Lucky Mobile marketing initiatives, as well as a lower customer churn rate which improved 44 basis points to 4.66%.
•Bell’s mobile phone customer base6 totalled 10,361,720 at the end of Q3 2024, a 1.6% increase over last year, comprised of 9,473,886 postpaid subscribers, up 1.9%, and 887,834 prepaid customers, down 1.4%. As of September 30, 2024, we removed 77,971 Virgin Plus prepaid mobile phone subscribers from our prepaid mobile phone subscriber base as we stopped selling new plans for this service as of that date.
•Mobile phone blended ARPU was down 3.4% to $58.26 from $60.28 in Q3 2023. The decrease was due to the cumulative impact of sustained competitive pressures on base rate plan pricing over the past year, lower overage revenue from customers subscribing to unlimited and larger capacity data plans, and lower outbound roaming revenue as a result of increasing adoption of Canada-U.S. plans.
•Mobile connected device net activations were down 12.5% to 56,216 in Q3 2024, despite more connected car subscriptions, due to lower consumer IoT net activations, which can fluctuate from quarter to quarter, and greater data device deactivations. At the end of Q3 2024, mobile connected device subscribers10 totalled 2,943,087, an increase of 10.9% over last year.
•Bell added 42,415 total new net retail Internet subscribers10, compared to 79,327 in Q3 2023 — Q3 2023 being a record quarter for fibre Internet net activations. Despite continued strong demand for Bell’s fibre services and bundled offerings with mobile service, the year-over-year decrease reflects slowing industry growth given an already high Canadian Internet penetration rate, a decline in non-permanent residents, less new fibre footprint expansion compared to last year, and higher customer deactivations attributable to aggressive promotional offers by competitors offering cable, fixed wireless and satellite Internet services.

•Retail Internet subscribers totalled 4,456,709 at the end of Q37,8, a 0.9% increase from last year. As a result of a recent CRTC decision on wholesale high-speed Internet access services, we are no longer able to resell cable Internet services to new customers in our wireline footprint as of September 12, 2024. Consequently, we removed all of the existing 106,259 cable subscribers in our wireline footprint from our retail Internet subscriber base as of that date.
•Bell added 9,197 net new retail IPTV subscribers, down from 35,976 in Q3 2023. The year-over-year decrease was due mainly to lower customer activations, particularly on our Fibe TV streaming service, and less pull-through as a result of lower Internet volumes. Bell served 2,133,397 retail IPTV subscribers8,10 at the end of Q3, a 4.2% increase over last year.
•Retail residential NAS net losses were 47,674 compared to 41,776 in Q3 2023. The higher year-over-year net losses reflect fewer gross activations from less pull-through on lower Internet volumes. Bell’s retail residential NAS customer base8,10 totalled 1,876,782 at the end of Q3 2024, down 8.9% from last year.
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6 In Q1 2024, we adjusted our mobile phone postpaid subscriber base to remove very low to non-revenue generating business market subscribers of 105,802. Additionally, in Q1 2024 our retail high-speed Internet subscriber base increased by 3,850 business subscribers as a result of a small acquisition. We also removed 11,645 turbo hub subscribers from our retail high-speed Internet subscriber base in Q1 2024, as we are no longer actively marketing this product in our wireless-to-the-home footprint. Lastly, as of Q1 2024, we are no longer reporting retail satellite TV subscribers as this no longer represents a significant proportion of our revenues. As a result, satellite TV subscribers have been removed from our retail TV subscriber base, and we now report exclusively retail IPTV subscribers.
7 In Q3 2024, we removed 77,971 Virgin Plus prepaid mobile phone subscribers from our prepaid mobile phone subscriber base as at September 30, 2024, as we stopped selling new plans for this service as of that date. Additionally, as a result of a recent CRTC decision on wholesale high-speed Internet access services, we are no longer able to resell cable Internet services to new customers in our wireline footprint as of September 12, 2024, and consequently we removed all of the existing 106,259 cable subscribers in our wireline footprint from our retail high-speed Internet subscriber base as of that date.
8 In Q2 2024, we increased our retail IPTV subscriber base by 40,997 to align the deactivation policy for our Fibe TV streaming services to our traditional Fibe TV service. While in Q2 2023, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 35,080, 243 and 7,458 subscribers, respectively, as a result of small acquisitions.
9 ARPU is defined as Bell CTS wireless external services revenues, divided by the average mobile phone subscriber base for the specified period, expressed as a dollar unit per month. Refer to the Key Performance Indicators (KPIs) section in this news release for more information on blended ARPU.
10 Refer to the Key Performance Indicators (KPIs) section in this news release for more information on churn and subscriber (or customer) units.

Bell Media

•Bell Media operating revenue increased 10.1% to $782 million in Q3 2024 compared to Q3 2023, driven by both higher year-over-year advertising and subscriber revenues.
•Advertising revenue was up 7.9%, reflecting higher digital advertising revenue, stronger year-over-year TV sports specialty performance, and the financial contribution from the acquisition of OUTEDGE Media Canada. This result was achieved despite continued soft overall traditional broadcast TV advertiser demand.
•Subscriber revenue growth of 13.5% reflected retroactive adjustments related to contracts with Canadian TV distributors and continued Crave and sports direct-to-consumer streaming subscriber growth.
•Total digital revenues increased 19%, driven by strong growth in digital advertising that was fuelled by Bell Media’s programmatic advertising marketplace as well as continued Crave and sports direct-to-consumer streaming subscriber growth. The increase in digital advertising revenue reflects growing customer usage of our expanded strategic audience management (SAM) TV sales tool, as well as growth in ad-supported subscription tiers on Crave and Addressable TV. Total Crave subscriptions increased 12% from last year to more than 3.4 million, which was driven by a 34% increase in Crave direct-to-consumer streaming subscribers, while sports direct-to-consumer streaming subscribers increased 45%, benefitting from premium, live sports content including Presidents Cup 2024, UEFA EURO 2024 and CONMEBOL Copa América 2024.

•Adjusted EBITDA in Q3 2024 was up 25.1% to $254 million compared to Q3 2023, delivering a 3.9 percentage-point increase in margin to 32.5%. This was driven by the flow-through of higher operating revenue, despite a 4.1% increase in operating costs due to higher TV content costs and the acquisition of OUTEDGE Media Canada, which were partly offset by restructuring initiatives undertaken over the past year.
•TSN was Canada's number one sports network and the top specialty channel overall in Q3 2024; RDS was the top-ranked French-language non-news specialty channel overall.
•Bell Media was ranked number one in full-day viewership for all French-language entertainment specialty and pay channels.

COMMON SHARE DIVIDEND
BCE’s Board of Directors has declared a quarterly dividend of $0.9975 per common share, payable on January 15, 2025 to shareholders of record at the close of business on December 16, 2024.

UPDATED OUTLOOK FOR 2024
BCE updated its financial guidance targets for 2024, as provided on February 8, 2024, as follows:

	2023 Results	2024 Guidance (February 8th)	2024 Guidance (November 7th)
Revenue growth	2.1%	0% to 4%	Approx. (1.5%)
Adjusted EBITDA growth	2.1%	1.5% to 4.5%	No change
Capital intensity	18.6%	Below 16.5%	No change
Adjusted EPS growth	(4.2%)	(7%) to (2%)	No change
Free cash flow growth	2.5%	(11%) to (3%)	No change
Annualized common dividend per share	$3.87	$3.99	No change

Directly as a result of federal government policies, we plan a significant reduction in 2024 capital expenditures that will lead to a slowdown in our pure fibre build and lower spending in highly-regulated businesses. We expect increased interest expense, higher depreciation and amortization expense, and lower gains on sale of real estate to drive lower adjusted EPS in 2024. For 2024, we also expect higher severance payments related to workforce restructuring initiatives, higher interest paid and lower cash from working capital to drive lower free cash flow.

We are revising our revenue guidance for 2024 downward from a range of 0% to 4% previously to a decline of approximately 1.5%, due to lower-than-forecasted wireless product revenue attributable to reduced mobile device sales volumes, the timing of mobile equipment sales to certain large enterprise customers and the delayed transition of The Source stores to Best Buy Express, as well as to the cumulative impact of wireless pricing pressures over the past year on mobile phone blended ARPU. All other financial guidance targets for 2024 remain unchanged.

Please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release for a description of the principal assumptions on which BCE’s 2024 financial guidance targets are based, as well as the principal related risk factors.

CALL WITH FINANCIAL ANALYSTS
BCE will hold a conference call with the financial community to discuss Q3 2024 results on Thursday, November 7 at 8:00 am eastern. Media are welcome to participate on a listen-only basis. To participate, please dial toll-free 1-844-933-2401 or 647-724-5455. A replay will be available until midnight December 7, 2024 by dialing 1-877-454-9859 or 647-483-1416 and entering passcode 2506355#. A live audio webcast of the conference call will be available on BCE's website at BCE Q3-2024 conference call.

NON-GAAP AND OTHER FINANCIAL MEASURES

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP) while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE's performance.

National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure (NI 52-112), prescribes disclosure requirements that apply to the following specified financial measures:

•Non-GAAP financial measures;
•Non-GAAP ratios;
•Total of segments measures;
•Capital management measures; and
•Supplementary financial measures.

This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use in this news release to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures' labelling is not sufficiently descriptive.

Non-GAAP Financial Measures

A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE's consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our on-going operating results and provide readers with an understanding of management's perspective on and analysis of our performance.

Below are descriptions of the non-GAAP financial measures that we use in this news release to explain our results as well as reconciliations to the most directly comparable IFRS financial measures.

Adjusted net earnings – Adjusted net earnings is a non-GAAP financial measure and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net (loss) earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and non-controlling interest (NCI).

We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most directly comparable IFRS financial measure is net (loss) earnings attributable to common shareholders.

The following table is a reconciliation of net (loss) earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.

($ millions)

	Q3 2024	Q3 2023
Net (loss) earnings attributable to common shareholders	(1,237)	640
Reconciling items:
Severance, acquisition and other costs	49	10
Net mark-to-market (gains) losses on derivatives used to economically hedge equity settled share-based compensation plans	(42)	128
Net equity losses on investments in associates and joint ventures	154	-
Net (gains) losses on investments	(66)	1
Early debt redemption costs	-	-
Impairment of assets	2,113	-
Income taxes for above reconciling items	(258)	(38)
NCI for the above reconciling items	(25)	-
Adjusted net earnings	688	741

Free cash flow – Free cash flow is a non-GAAP financial measure and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We consider free cash flow to be an important indicator of the financial strength and performance of our businesses. Free cash flow shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable IFRS financial measure is cash flows from operating activities.

The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions)

	Q3 2024	Q3 2023
Cash flows from operating activities	1,842	1,961
Capital expenditures	(954)	(1,159)
Cash dividends paid on preferred shares	(43)	(35)
Cash dividends paid by subsidiaries to NCI	(14)	(13)
Acquisition and other costs paid	1	-
Free cash flow	832	754

Non-GAAP Ratios

A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

Below is a description of the non-GAAP ratio that we use in this news release to explain our results.

Adjusted EPS – Adjusted EPS is a non-GAAP ratio and it does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, refer to Non-GAAP Financial Measures above.

We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

Total of Segments Measures

A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE's consolidated primary financial statements.

Below is a description of the total of segments measure that we use in this news release to explain our results as well as a reconciliation to the most directly comparable IFRS financial measure.

Adjusted EBITDA – Adjusted EBITDA is a total of segments measure. We define adjusted EBITDA as operating revenues less operating costs as shown in BCE's consolidated income statements.

The most directly comparable IFRS financial measure is net (loss) earnings.

The following table is a reconciliation of net (loss) earnings to adjusted EBITDA on a consolidated basis.

($ millions)

	Q3 2024	Q3 2023
Net (loss) earnings Severance, acquisition and other costs Depreciation Amortization Finance costs Interest expense Net return on post-employment benefit plans Impairment of assets Other expense Income taxes	(1,191) 49 934 325 440 (16) 2,113 63 5	707 10 937 295 373 (27) - 129 243
Adjusted EBITDA	2,722	2,667

Supplementary Financial Measures

A supplementary financial measure is a financial measure that is not reported in BCE's consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to in this news release if the supplementary financial measures' labelling is not sufficiently descriptive.

KEY PERFORMANCE INDICATORS (KPIs)
We use adjusted EBITDA margin, blended ARPU, capital intensity, churn and subscriber (or customer or NAS) units to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

About BCE
BCE is Canada’s largest communications company11, providing advanced Bell broadband Internet, wireless, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let's Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let's Talk Day and significant Bell funding of community care and access, research and workplace initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.
_______________________
11 Based on total revenue and total combined customer connections.

Media inquiries:
Ellen Murphy
media@bell.ca

Investor inquiries:
Richard Bengian
514-786-8219
richard.bengian@bell.ca

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to BCE’s financial guidance (including revenue, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow), the proposed acquisition by Bell Canada of Ziply Fiber, the expected timing and completion thereof, certain potential benefits expected to result from the proposed acquisition including the expected number of Ziply Fiber fibre locations to be added to Bell’s fibre footprint upon closing of the proposed acquisition, the expected number of combined Ziply Fiber and Bell Canada fibre locations upon closing of the proposed acquisition as well as targeted to be reached by the end of 2028, the proposed disposition of BCE’s ownership stake in MLSE, the expected timing and completion thereof and the planned access for Bell Media to content rights for the Toronto Maple Leafs and Toronto Raptors for the next 20 years through a long-term agreement with Rogers, certain benefits expected to result from the acquisition of HGC, BCE’s 2024 annualized common share dividend, its intention to maintain such dividend at the current level during 2025 and the potential future resumption of common share dividend growth, BCE’s network deployment plans and related planned capital expenditures, BCE’s planned focus for the rest of 2024 and for the beginning of 2025 on continued cost efficiency and margin-accretive subscriber growth, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, commitment and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of November 7, 2024 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. We regularly consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after November 7, 2024. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected financial results, as well as our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions
A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to the following:

Canadian Economic Assumptions
Our forward-looking statements are based on certain assumptions concerning the Canadian economy. In particular, we have assumed:
•Modest economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.2% in 2024, unchanged from the earlier estimate
•Easing consumer price index (CPI) inflation reflecting weakening pressures
•Softening labour market
•Growth in consumer spending supported by decreases in interest rates
•Business investment growth underpinned by lower interest rates and higher demand
•Interest rates expected to remain at or near current levels
•Slowdown in population growth due to changes to government immigration policy
•Canadian dollar expected to remain near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices

Canadian Market Assumptions
Our forward-looking statements also reflect various Canadian market assumptions. In particular, we have made the following market assumptions:
•A higher level of wireline and wireless competition in consumer, business and wholesale markets
•Higher, but slowing, wireless industry penetration
•A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative over-the-top (OTT) competitors

•The Canadian traditional broadcast TV and radio advertising market is experiencing an ongoing slowdown with no improvement expected in the medium term, and visibility into the specific timing and pace of improvement remains limited
•Declines in broadcasting distribution undertaking (BDU) subscribers driven by increasing competition from the continued rollout of subscription video on demand (SVOD) streaming services together with further scaling of OTT aggregators

Assumptions Concerning our Bell CTS Segment
Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell CTS segment:
•In the BCE 2023 Annual MD&A, we disclosed our assumption of increase in our market share of national operators’ wireless mobile phone net additions. We are now assuming that our market share of national operators’ wireless mobile phone net additions will remain stable or decrease slightly as we shift our focus from increasing market share to focus instead on economic and financial outcomes
•Increased competitive intensity and promotional activity across all regions and market segments
•Ongoing expansion and deployment of 5G and 5G+ wireless networks, offering competitive coverage and quality
•Continued diversification of our distribution strategy with a focus on expanding direct-to-consumer (DTC) and online transactions
•In the BCE 2023 Annual MD&A, we disclosed our assumption of moderating growth in mobile phone blended ARPU. We are now assuming declining mobile phone blended ARPU, due to a higher-than-anticipated level of competitive pricing pressure which intensified progressively in the first quarter of 2024, that has carried over from the seasonally more intense Q4 2023 selling period
•Continuing business customer adoption of advanced 5G, 5G+ and Internet of Things (IoT) solutions
•Improving wireless handset device availability in addition to stable device pricing and margins
•Further deployment of direct fibre to more homes and businesses within our wireline footprint, but at a slower pace than during any of 2020 to 2023
•Continued growth in retail Internet and IPTV subscribers
•Increasing wireless and Internet-based technological substitution
•Continued focus on the consumer household and bundled service offers for mobility and Internet customers
•Continued large business customer migration to IP-based systems
•Ongoing competitive repricing pressures in our business and wholesale markets
•Continued competitive intensity in our small and medium-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers
•Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services
•Increasing customer adoption of OTT services resulting in downsizing of TV packages
•Growing consumption of OTT TV services and on-demand video streaming, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require ongoing capital investment
•Realization of cost savings related to operating efficiencies enabled by our direct fibre footprint, changes in consumer behaviour and product innovation, digital adoption, product and service enhancements, expanding self-serve capabilities, new call centre and digital investments, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers
•No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our communication and technology services business

Assumptions Concerning our Bell Media Segment
Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell Media segment:
•Overall digital revenue expected to reflect continued scaling of our Strategic Audience Management (SAM) TV and demand-side platform buying platforms, expansion of Addressable TV, as well as DTC subscriber growth, contributing towards the advancement of our digital-first media strategy
•Leveraging of first-party data to improve targeting, advertisement delivery including personalized viewing experience and attribution
•Continued escalation of media costs to secure quality content
•Continued scaling of Crave through optimized content offering, user experience improvements and expanded distribution
•Continued support in original French content with a focus on digital platforms such as Crave, Noovo.ca and iHeartRadio Canada, to better serve our French-language customers through a personalized digital experience
•Ability to successfully acquire and produce highly-rated and differentiated content
•Building and maintaining strategic supply arrangements for content across all screens and platforms
•No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our media business

Financial Assumptions Concerning BCE
Our forward-looking statements are also based on the following internal financial assumptions with respect to BCE for 2024:
•An estimated post-employment benefit plans service cost of approximately $215 million
•An estimated net return on post-employment benefit plans of approximately $70 million
•Depreciation and amortization expense of approximately $5,050 million to $6,000 million
•Interest expense of approximately $1,700 million to $1,750 million
•Interest paid of approximately $1,750 million to $1,800 million
•An average effective tax rate of approximately 60%
•Non-controlling interest of approximately $40 million
•Contributions to post-employment benefit plans of approximately $55 million
•Payments under other post-employment benefit plans of approximately $60 million
•Income taxes paid (net of refunds) of approximately $700 million to $800 million
•Weighted average number of BCE common shares outstanding of approximately 912 million
•An annual common share dividend of $3.99 per share

Assumptions underlying expected continuing contribution holiday in 2024 in the majority of our pension plans
We have made the following principal assumptions underlying the expected continuing contribution holiday in 2024 in the majority of our pension plans:
•At the relevant time, our defined benefit (DB) pension plans will remain in funded positions with going concern surpluses and maintain solvency ratios that exceed the minimum legal requirements for a contribution holiday to be taken for applicable DB and defined contribution (DC) components

•No significant declines in our DB pension plans’ financial position due to declines in investment returns or interest rates
•No material experience losses from other events such as through litigation or changes in laws, regulations or actuarial standards

The foregoing assumptions, although considered reasonable by BCE on November 7, 2024, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks
Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2024 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2024 financial guidance targets, essentially depends on our business performance, which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to: the negative effect of adverse economic conditions, including a potential recession, elevated inflation, high interest rates and financial and capital market volatility, and the resulting negative impact on business and customer spending and the demand for our products and services; the negative effect of adverse conditions associated with geopolitical events; regulatory initiatives, proceedings and decisions, government consultations and government positions that negatively affect us and influence our business including, without limitation, concerning mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations and control of copyright piracy; the inability to implement enhanced compliance frameworks and to comply with legal and regulatory obligations; unfavourable resolution of legal proceedings; the intensity of competitive activity and the failure to effectively respond to evolving competitive dynamics; the level of technological substitution and the presence of alternative service providers contributing to disruptions and disintermediation in each of our business segments; changing customer behaviour and the expansion of cloud-based, OTT and other alternative solutions; advertising market pressures from economic conditions, fragmentation and non-traditional/global digital services; rising content costs and challenges in our ability to acquire or develop key content; high Canadian Internet and smartphone penetration; the failure to evolve and transform our networks, systems and operations using next-generation technologies while lowering our cost structure, including the failure to transition from a traditional telecommunications company to a tech services and digital media company and meet customer expectations of product and service experience; the inability to drive a positive customer experience; the inability to protect our physical and non-physical assets from events such as information security attacks, unauthorized access or entry, fire and natural disasters; the failure to implement an effective data governance framework; the failure to attract, develop and retain a diverse and talented team capable of furthering our strategic imperatives and high-tech transformation; the potential deterioration in employee morale and engagement resulting from staff reductions, cost reductions or reorganizations and the de-prioritization of transformation initiatives due to staff reductions, cost reductions or reorganizations; the failure to adequately manage health and safety concerns; labour disruptions and shortages; the risk that we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion; service interruptions or outages due to network failures or slowdowns; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, information technology (IT) systems, equipment and other facilities; the failure by other telecommunications carriers on which we rely to provide services to complete planned and sufficient testing, maintenance, replacement or upgrade of their networks, equipment and other facilities, which could disrupt our operations including through network or other infrastructure failures; the complexity of our operations and IT systems and the failure to implement or maintain highly effective processes and IT systems; in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether dividends will be declared or the dividend on common shares will be increased by BCE’s board of directors; the failure to reduce costs and adequately assess investment priorities, as well as unexpected increases in costs; the inability to manage various credit, liquidity and market risks; the failure to evolve practices to effectively monitor and control fraudulent activities; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the impact on our financial statements and estimates from a number of factors; pension obligation volatility and increased contributions to post-employment benefit plans; our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need; the failure of our vendor selection, governance and oversight processes, including our management of supplier risk in the areas of security, data governance and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards; reputational risks and the inability to meaningfully integrate environmental, social and governance (ESG) considerations into our business strategy and operations; the failure to take appropriate actions to adapt to current and emerging environmental impacts, including climate change; pandemics, epidemics and other health risks, including health concerns about radio frequency emissions from wireless communications devices and equipment; the inability to adequately manage social issues; the failure to develop and implement sufficient corporate governance practices; the adverse impact of various internal and external factors on our ability to achieve our ESG targets including, without limitation, those related to greenhouse gas emissions reduction and diversity, equity, inclusion and belonging; the completion of the proposed disposition of Northwestel Inc. is subject to closing conditions, including the purchaser securing financing and the completion of confirmatory due diligence and, as such, there can be no assurances that the proposed disposition will ultimately be consummated or that it will be consummated on the terms and conditions currently contemplated; the expected timing and completion of the proposed disposition of BCE’s ownership stake in MLSE and the planned access for Bell Media to content rights for the Toronto Maple Leafs and Toronto Raptors for the next 20 years through a long-term agreement with Rogers are subject to closing conditions, including relevant sports league and other customary approvals, and the intended use of proceeds by BCE from the proposed disposition may vary based on timing of closing of the disposition and other factors and, as such, there can be no assurances that the proposed disposition, the anticipated use of proceeds and anticipated benefits from the proposed disposition will occur, or that they will occur on the terms and conditions, or at the time, currently contemplated; and the expected timing and completion of the proposed acquisition of Ziply Fiber are subject to customary closing conditions, including relevant regulatory approvals, such as approval by the Federal Communications Commission and approvals by state Public Utilities Commissions and, as such, there can be no assurances that the proposed acquisition and the potential benefits expected to result from the proposed acquisition will occur, or that they will occur on the terms and conditions, or at the time, currently contemplated.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2023 Annual MD&A dated March 7, 2024 and BCE’s 2024 First, Second and Third Quarter MD&As dated May 1, 2024, July 31, 2024 and November 6, 2024, respectively, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at sedarplus.ca) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.